June 12, 2006


By facsimile to (801) 578-6999 and U.S. Mail


Mr. Richard A. Steinke
President and Chief Executive Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, NV 89005

Re:	Amerityre Corporation
	Registration Statement on Form S-3
	Filed May 25, 2006
	File No. 333-134476

Dear Mr. Steinke:

      We limited our review of the filing to the issues addressed in our comments. Where indicated, we think that you should revise the filing in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. Because debt is a contractual obligation and the legality opinion must opine on whether the contract is a legally binding contract, counsel must opine on the laws of the state governing the indenture, that is, New York. Please revise.

2. We remind you that an unqualified legality opinion is required with every takedown of securities registered under this registration statement. You may file the clean opinions under Rule 462(d) of Regulation C under the Securities Act on or Form 8-K.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter.
We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Amerityre and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Amerityre in which Amerityre acknowledges that:

* Amerityre is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Amerityre may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Amerityre provides us in our review of the filing or in response to our comments on the filing.


	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





   Pamela A. Long
					      Assistant Director

cc:	Nathan W. Jones, Esq.
	Reed W. Topham, Esq.
	Stoel Rives LLP
	201 South Main Street, Suite 1100
	Salt Lake City, UT 84111



Mr. Richard A. Steinke
June 12, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE